UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 16, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

InSite Vision Incorporated

File No. 333-201052 - CF#32103

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InSite Vision Incorporated submitted an application under Rule 406 requesting confidential treatment for information it excluded from the exhibits to a Post-Effective Amendment No. 1 to Form S-1 registration statement filed on February 20, 2015.

Based on representations by InSite Vision Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.37 through February 23, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary